Filed by Andrew Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Act of 1934
Subject Company: Andrew Corporation

Commission File No. 001-14617
The following materials were used by Andrew’s management to answer employee questions following the public announcement of the entry into a merger agreement by Andrew Corporation and ADC Telecommunications, Inc.
May 31, 2006
For Messaging Purposes Only: Not for Distribution
— For Internal Use Only —
ANDREW-SPECIFIC QUESTIONS FOR MERGER ANNOUNCEMENT
1. Why are ADC and Andrew merging?
This proposed merger provides us an unprecedented opportunity to grow our company in a truly transformational way. Together, we are forming a clear world leader in communications network infrastructure products and services. Together, our two companies will be able to drive significantly more value for our customers, shareowners and employees than we could do on our own.
2. Do the two companies match up well with their core values?
We believe ADC and Andrew are extremely well matched. For example, The ADC Way, ADC’s fundamental values statement, includes key words like customer, quality, innovation, teamwork, and integrity. These values are viewed as critical success factors throughout Andrew’s management team as well, making the combination a good cultural match for both companies.
Like ADC, Andrew’s reputation for ethical, moral and legal business conduct is one of its most valuable assets. We built our reputation similar to ADC’s — by conducting business with honesty and integrity.
Both companies have been in business for over 70 years. Over that time the companies have grown to become world leaders in their respective market segments: ADC in wireline connectivity and Andrew in wireless solutions. Combining the two companies creates a portfolio of products, systems and services unmatched by any other company in the world.
Over these 70 years the cultures at Andrew and ADC developed in a similar fashion. Employees at both companies take great pride in their work, their company, and themselves. Both companies have a foundation of open communications and high ethical standards.
3. What’s the dollar value of the merger?

The proposed merger has a combined revenue over the last twelve months of $3.3 billion (1).
(1) For the most recent reported 12 months as of May 31, 2006, combined sales for the two companies on a pro forma basis.
4. How is the deal structured?
The strategic business combination is structured as a stock-for-stock merger with Andrew becoming a wholly owned subsidiary of ADC. The transaction is expected to qualify as a tax-free reorganization. Under the terms of the agreement, Andrew shareowners will receive 0.57 of an ADC common share for each common share of Andrew they hold. ADC will assume all debt of Andrew and Andrew’s convertible notes will become convertible into ADC shares.
Post-closing, the transaction is expected to be non-dilutive to earnings per share in the first year of the combined company and accretive thereafter, excluding purchase accounting adjustments and other acquisition-related expenses. Post closing, the faster the combined company is able to execute our integration plans the faster our financial results will be favorable.
5. What will be the impact on FY2006 results?
In terms of impact on FY2006 financial results, the merger is scheduled to close near the end of the Andrew fiscal year. The finances of the two companies are combined only after closing. Regardless of when the deal closes, there will not be a significant impact on our financial results. The only FY2006 impact will be from additional expenses incurred from the merger costs and integration team activities, or if we allow ourselves to be distracted from achieving our planned results.
6. When do you expect the deal to close?
The transaction is expected to close in approximately four to six months, subject to the customary regulatory and governmental reviews. Also, shareholder approval from both companies will need to occur.
7. Did Andrew consider merging with other companies?
In the normal course of planning and implementing our long-term strategies, we have evaluated numerous potential combinations that make the most sense for Andrew and its employees and shareholders. For quite some time both ADC and Andrew had considered each other to be an ideal partner. Recently, the management and boards of directors of both companies believed that the strategic combination of merging ADC and Andrew was the correct way for both companies to move forward at this time.
8. Can another company or companies make competing bids for Andrew?

It is possible, but we believe this merger with ADC is the best for our company.
9. Will the organizational structure and executive management of the new company change from ADC and Andrew? How will the Business Units, Regional Staffs and Headquarter staff be integrated in the new company?
With this proposed merger announcement, several high level organizational details have been defined, while the majority will be worked out during the integration process. While it’s early, we do want to share decisions that have been made regarding the proposed organizational structure.
The proposed organizational structure of the combined companies will have four global business groups:
Wireless Technology and Systems, led by Mickey Miller of Andrew.
Antenna, Cable & Satellite, led by John DeSana of Andrew.
Global Services & Solutions, led by Dick Parren of ADC.
Network Connectivity Solutions, led by Pat O’Brien of ADC.
All existing Andrew product functions will be rolled into one of these four global business groups. BSSG, WIG, and Network Solutions will be part of Wireless Technology and Systems, while Antenna and Cable Products and Satellite Communications will be part of Antenna, Cable & Satellite. Each global business group also will have responsibility for the manufacturing locations that serves the group.
The combined companies’ worldwide sales, marketing and customer service unit will be headed by Roger Manka of Andrew.
The corporate functions will be structured as follows:
Finance — led by Gokul Hemmady of ADC as the Chief Financial Officer.
Legal — led by Jeff Pflaum as the General Counsel.
Corporate Services — Mary Quay of ADC will have responsibility for several key global company processes, including information technology, facilities, and real estate.
Business Development — Hilton Nicholson of ADC will lead future business development efforts at the company level. He will also continue to serve as President of ADC’s Wireline Business Unit, which will be structurally placed in the Network Connectivity Solutions Group.
Strategy and Technology — Mike Day of ADC will lead company-level strategy and technology planning.

Human Resources — Bob Grams of ADC is promoted to Vice President, Compensation and Benefits, and will serve as the interim company HR leader while Laura Owen is focused on her role as the Chief Integration Officer.
There will be a Global Strategic Supply Chain and Logistics Team to ensure we have optimal processes and cost profiles. This leader of this group will be named later.
Other specific changes beyond this are yet to be worked out.
10. Where will the headquarters be located for the combined company?
The global corporate headquarters will be located in Eden Prairie, Minnesota. The global business groups will be based in the following locations:
•	Wireless Technical Systems: Richardson, Texas

•	Antenna, Cable & Satellite: Westchester, Illinois

•	Global Services & Solutions: Eden Prairie, Minnesota

•	Network Connectivity Solutions: Shakopee, Minnesota
11. Will there be facility, functional and employee consolidations?
ADC and Andrew plan to assess how we might bring significant synergies and create financial scale for our customers and shareholders. In order to improve efficiencies, consolidation of redundant functions, activities and facilities will occur. We also intend to leverage research and development across a broader platform. In addition, it’s anticipated that we will realize reduced administrative expenses through the integration process of the merger. Optimizing supply chain, sourcing and procurement opportunities for combined purchasing volumes also presents an opportunity for increased synergies.
That being said, there are significant opportunities for growth due to the proposed merger. There is huge potential to create a truly global footprint with a world-class customer base and we plan on leveraging our combined strength to become the leading global network infrastructure supplier. With an increase in global presence, product breadth and innovation, opportunities increase for employees because employees hold critical product/solution and customer knowledge.
12. Will employees be provided severance in the event of job reductions?
Yes. Severance will be offered in the event of job reductions, but will have to be coordinated according to local government requirements.
13. What can employees do between today and the day of close of the proposed merger?
During this time, it’s important that we all remain vigilant in our support of our customers and meet our customer demands. We still have a business to run and it’s extremely important that we maintain focus on the business during the next few months. Don’t allow yourself to get distracted.
Some employees will be assigned integration activities and we need you to support their movement to these activities and provide additional back up assistance on their previous assignments.
Teamwork will be essential. Stay focused on the business so we can successfully execute on our third and fourth quarter goals. We must achieve our targets!
14. What can’t employees do between today and the day of close of the proposed merger? Can ADC and Andrew employees contact each other or our customers for information between today and day of close? Can we share information between today and close of the proposed merger?
The law requires that we continue to operate our business in the ordinary course. This means we must operate separate of ADC and remain a competitor of ADC until the transaction closes. Under NO circumstances should you contact ADC employees unless you are requested to engage in integration planning. If you are asked to engage in integration planning you should not have any contact with ADC employees until clarification on appropriate activities is provided by Andrew’s legal department to you. In the case of mutual customers, you should continue to pursue your normal routine and course of discussions. Should the topic of the merger arise, you should only discuss information that is in the Merger Press Release or Merger Overview Presentation. You should not discuss any business dealings that this customer has with ADC.
15. What happens at closure and how will the two companies transition to a merged entity?
At this early stage we are still working through many of these transition details. Between the merger agreement signing and closure, management of both companies will be working to plan how they will work together after closure. Integration teams, with representatives from both companies, will be appointed to ensure the integration is managed as smoothly as possible and that issues and concerns are resolved promptly.
16. What happens if this merger fails to proceed to closure for legal, regulatory or other reasons?
Both Andrew’s and ADC’s Boards of Directors and its executive teams strongly believe that this transaction will strategically position both companies for increased success in the future. We also do not expect that there will be any barriers to closure that cannot be overcome. Having said that, in the event that this proposed transaction does not proceed to closure, Andrew remains a strong company with a growth and product strategy that will ensure our continued success. In either case, we all need to stay focused and vigilant in our support of our customers and we need to meet our commitments to our business.

17. How are customers being notified of the change in ownership?
The ADC and Andrew sales teams are calling and emailing their respective customers to inform them of the agreement to merge. We will work together to create detailed communications explaining our plans to customers, partners and vendors that will be presented once the merger is closed. When you are executing a merger, there are very specific laws concerning the types of information the two merging companies can share with each other. The law demands that we continue to operate as separate companies in the ordinary course of our respective businesses until we close. As such, you should not have contact with your counterparts at Andrew or discuss anything concerning customers with anyone from Andrew. Should you have any questions concerning customer discussions, please refer them to a sales VP who is in contact with our legal department regarding “do’s and don’ts” of pre-merger competitive conduct.
18. Is there much overlap in the two companies’ lists of customers?
The overlap is surprisingly small. Andrew and ADC do have several mutual customers; however we typically sell our products to different parts of the same organization. The most notable overlap is with Wireless Operators such as Cingular, Sprint/Nextel, Verizon Wireless, Orange, O2, etc. But given our portfolios are different we seldom compete head to head. We believe the fact that we have differing customer lists presents a tremendous opportunity to cross-sell our products and solutions into each other’s customer base.
19. How do our products overlap with ADC products?
The overlap with ADC products is very small. Both our companies have products for the wireless coverage and capacity market. It is envisioned that an integration team staffed from both companies will look at the best way to merge and rationalize our product offerings to bring the absolutely best solutions to market.
20. Will layoffs take place?
Yes, the merger will result in some jobs being eliminated where there are redundancies between the companies. For example, there will be some redundancies in headquarters operations. We anticipate that it will affect a small percentage of our overall workforce.
21. When will we know who will be affected?
It is uncertain, but it won’t be until after the merger agreement is closed.
22. Will facilities be reduced?
It is possible that some facilities may be eliminated if there is overlap between two companies. However, it is much too soon to know which, if any, will be affected.

23. What are the anticipated benefits, such as cost savings or profitability improvements, and how will they materialize?
An estimated annual pre-tax earnings synergies of $70 million to $80 million (related EPS $0.25-$.30) is expected in the third year. It is expected that the majority of these savings will be realized in the combined companies’ cost of goods sold by leveraging procurement economies of scale, rationalizing redundant facilities, and utilizing global logistics and systems. We will create a merger integration team, which will review various synergistic opportunities. After further discussion and analysis, various teams will decide what cost savings will be available as well as a game plan to achieve these cost savings.
24. Who will serve on integration teams?
Various functions and employees from both companies will be chosen to serve. Those details will be worked out soon.
25. How will reporting structures change?
For today, nothing changes. Reporting relationships and organizational structures remain the same. Upon merger close, the two companies will consolidate their various product groups into four global product centers. In addition, the various corporate and support functions also will be combined into single organizations supporting this new worldwide company. Details will be forthcoming.
26. How will employee work processes change?
Until the transaction closes, both companies will both continue to operate independently in the ordinary course of business. Once closed, merger integration teams involving both ADC and Andrew employees will be formed and asked to review various processes to optimize synergistic opportunities.
27. Why was Andrew the acquired, not the acquirer?
ADC is acquiring Andrew due to ADC’s higher market capitalization (the total value of a firm’s equity available on the market, determined by number of common shares multiplied by the current price of those shares). ADC’s shared are higher valued by the market compared to Andrew’s, in part, because of its performance with gross margins, return on sales, and earnings per share.
28. Is this a merger of equals?
Technically, ADC is acquiring Andrew. But in spirit of teamwork the two companies are combining their strengths into a single powerful global company.
29. If the deal doesn’t close as planned, are there penalties involved?

Yes, there are specific procedures that address this in the deal agreement.
30. What will the combined company be named? Will ADC’s and Andrew’s major products retain their names?
ADC Andrew. The entire Brand Architecture will be reviewed and it is highly likely that ADC’s and Andrew’s products will retain their names as they have market brand equity.
31. What will happen to the Andrew flash?
The fate of the two companies’ individual brands has not been decided. However, the flash is a powerful brand mark and its associated brand equity will be identified and included in the Brand Analysis.
32. What impact on Andrew’s benefits and profit sharing plans?
For one year after the merger, Andrew employees in each country will be provided a benefits package that in the aggregate is no less favorable than their current package or a package no less favorable then the ADC current package.
33. Will my job change?
For today, there are no changes. Each of us at Andrew continues in our current role and must remain focused on achieving outstanding results for our fiscal third and fourth quarters. Upon merger closing, it is inevitable that some jobs will change due to the new requirements of the combined companies.
34. Will I have a new boss?
Reporting relationships beyond Tier 1 levels in the new company have not been determined as yet.
35. Why is Ralph not the CEO?
There can be only one CEO in the new company, and Ralph and his ADC counterpart, Bob Switz, mutually agreed that that role would be best served by Bob.
36. Which executives will not stay on?
At this time, we know that Ralph Faison, our CEO, and Marty Kittrell, our CFO, will not have roles in the new company.
37. How do I benefit from this merger?
Employees in general benefit from being part of a larger, better positioned entity with greater capabilities to profitably grow as the industry evolves. In addition, all Andrew employees who also are shareholders will benefit from an initial market premium in the share price.
38. Will Andrew bonuses for FY06 be affected?
Only to the extent that we lose focus on what we need to accomplish to achieve great results for our fiscal third and fourth quarters. If realized, bonus payouts will be made according to our normal schedule.
39. What do we do from now until the deal is closed?
For each of us, the answer is to focus intently on our day-to-day business and concentrate of achieving great results for our fiscal third and fourth quarters. Except for those asked to serve on integration teams, this merger announcement changes nothing for how we should be running business today.
40. How does this affect customer proposals we have outstanding?
There is no effect.
41. How does this affect customer contracts?
There are some technical requirements in legal contracts that often require notifications, and in some cases, permission from the customer. Our legal department will complete its review shortly. We do not anticipate any major issues.
42. Will ADC have layoffs?
Yes, ADC also will be impacted by some redundancies after the companies have been merged. We won’t know specifics for a while.
43. What is triple-play and why is it a big deal?
Our customers increasingly are looking to converge fixed and wireless networks to more effectively handle the increasing amounts of “triple play” traffic (voice, data, video) being generated. As convergence and triple play grow in importance, it leaves Andrew vulnerable unless we can add to our market-leading wireless capabilities.
44. Are our executives getting guaranteed payouts from doing this merger? How much and why?
As is standard industry practice, our executives have severance agreements that provide payments in the event of a change in control, details of which will be disclosed in the merger offering memorandum to shareholders.
45. What happens to corporate staff at AHQ and the location itself?

We anticipate that there will be redundancies between the two companies’ headquarters functions, whether at AHQ or elsewhere, and that jobs will be eliminated as a result. However, we won’t know how many positions and which ones at either company until the integration teams have evaluated our go-forward plans. We won’t know which, if any, facilities will be impacted until the integration teams complete their work.
46. What happens to Andrew corporate staff that are non-AHQ based?
We anticipate that there will be redundancies between the two companies’ headquarters functions, whether at AHQ or elsewhere, and that jobs will be eliminated as a result. However, we won’t know how many positions and which ones at either company until the integration teams complete their work.
47. Why can’t you answer all the questions we have right now?
We welcome all questions you may have, but please recognize that many of the details surrounding future circumstances of our teams and our merged companies still have to be worked out. We are committed to sharing information with our people as soon as we are able.
48. Are we going to merge SAP business systems?
It is likely that the two SAP systems of ADC and Andrew will be merged together at the some time in the future but that will probably be some time out, certainly past the deal close.
49. When will I know if I am safe? At least if you can’t tell me what is going to happen to me, can you give me a date?
No specific timetables or details are available at this time. We will let you know information as soon as possible.
50. What happens with ACI, our under-construction Joliet facility?
Existing plans for construction and move to ACI are unchanged.
51. What happens to the data center move?
The AOP Data Center move is closely related to the move to ACI as well as the widening of 153rd Street so at this time it is considered to be important to make the move as soon as possible to ensure Andrew Business Systems availability. It is also required in the unlikely event that the deal did not finalize in four to six months.
53. What happens to my Andrew stock?

Andrew stock will be exchanged into shares ADC stock at a ratio of 0.57 shares of ADC for each Andrew share owned.
54. Which Andrew board members will join the newly combined board?
The new company’s board will consist of 12 members, four of which are from Andrew’s current board.
Safe Harbor for Forward Looking Statements
This material contains statements regarding the proposed transaction between ADC and Andrew, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about the future expectations, beliefs, goals, plans or prospects of the management of each of ADC and Andrew. These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of ADC and Andrew and the combined company, as well as the businesses and markets in which they do and are expected to operate. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “believes,” “estimates,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “seeks,” and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements, include, among other things: the ability to consummate the proposed transaction; difficulties and delays in obtaining regulatory approvals for the proposed transaction; difficulties and delays in achieving synergies and cost savings; potential difficulties in meeting conditions set forth in the definitive merger agreement; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on contract manufacturers and other vendors to provide goods and services needed to operate the businesses of ADC and Andrew; fluctuations in commodity prices; the social, political and economic risks of the respective global operations of ADC and Andrew; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, refer to ADC’s Form 10-K for the year ended October 31, 2005 and Andrew’s Form 10-K for the year ended September 30, 2005 as well as other filings made by ADC and Andrew with the United States Securities and Exchange Commission (the SEC). Except as required under the US federal securities laws and the rules and regulations of the SEC, ADC and Andrew disclaim any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.
Additional Information and Where to Find It
In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF ADC AND STOCKHOLDERS OF ANDREW ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of ADC and stockholders of Andrew. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov. Investors and security holders may also obtain the documents free of charge from Investor Relations at ADC by writing Investor Relations, ADC Telecommunications, Inc., P.O. Box 1101, Minneapolis, Minnesota 55440-1101; or calling 952-917-0991; or at www.adc.com/investorrelations/financialinformation/secfilings/. Investors and security holders may also obtain the documents free of charge from Investor Relations at Andrew by writing Investor Relations, Andrew Corporation, Westchester, Illinois 60154; or calling 800-232-6767; or at www.andrew.com/investors/sec
Participants in Solicitation
ADC, Andrew and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning ADC’s participants is set forth in the proxy statement dated, January 24, 2006, for ADC’s 2006 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Andrew’s participants is set forth in the proxy statement, dated December 30, 2005, for Andrew’s 2006 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of ADC and Andrew in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.